January 12, 2006

AS FILED ON EDGAR and VIA FEDEX

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Attn:  Mr. Juan Migone

Re: Aviation Upgrade Technologies, Inc., a Nevada corporation Form 10-KSB, as amended, for the Year Ended December 31, 2004 File 000-28347

Dear Mr. Migone:

Please be advised that this law firm represents Aviation Upgrade Technologies, Inc., a Nevada corporation ("Company"). Please be informed that the undersigned has received and read your letter December 6, 2005, regarding the Company's Form 10-KSB for the Year Ended December 31, 2004 as amended, as filed with the Securities and Exchange Commission ("Commission").

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 2 to the Form 10-KSB ("Form 10-KSB Amendment No. 2"), which were filed on or about the date of this letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter. Three (3) marked copies of this filing are included herewith for your reference.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
------------------------------------------------
ITEM 7 - FINANCIAL STATEMENTS
------------------------------
REVENUE RECOGNITION, PAGE 15
------------------------------

1. Please note that the Company has revised its disclosure on page 16 to clarify its reasons for a difference in revenue recognition between factory and warehouse shipments. The Company recognizes revenue on product sales at the time ownership and risk of loss passes to the customer. For example, shipments from the Company's warehouse are via express carriers such as Federal Express, and for those shipments, the sale is recognized upon customer acceptance. In contrast, shipments from the Company's factory are direct to the customer via common carrier, FOB the factory; for those shipments, ownership and risk of loss pass to the customer at the time of shipment, and therefore the sale is recognized at that time. For these reasons, the Company's revenue recognition policy depends on the origin of each shipment.

NOTE 4 - COMMITMENTS
---------------------
PROFIT PARTICIPATION ADVANCES, PAGE 17
---------------------------------------

2. Please note that the Company undertakes to disclose in future filings as to its obligation to reimburse any portion of its profit participation advances in the event that the Company does not achieve the necessary sales volume to pay back the original amounts of the advances. In response to this comment, please supplementally note that per the terms of the agreements, the Company has no obligation to reimburse any portion of the advances or make any type of payment, unless it has product sales. Should the Company not achieve the necessary sales volume to pay back the original amounts advanced in their entirety, no further payment is due.

3. While each of the profit participation agreements are similar in the nature, only the amount of returns due under each agreement varies, i.e., the rate of return differs. The total amount to be advanced was $103,000, which the Company has received. The maximum payable under the agreements, per the terms of each agreement, is $636,000, based on unit sales, as follows:

------------------------- ----------------- ------------------------------------
                               Advance              Maximum possible return
------------------------- ----------------- ------------------------------------
Agreements 1 through 4         $50,000                     $100,000
                             (aggregate)                  (aggregate)
------------------------- ----------------- ------------------------------------
Agreement 5                    $20,000                      $36,000
------------------------- ----------------- ------------------------------------
Agreement 6                    $33,000                     $500,000
------------------------- ----------------- ------------------------------------
TOTAL                          $103,000                    $636,000
------------------------- ----------------- ------------------------------------



              Attached is a schedule giving a numerical illustration of these agreements detailing derivation of the $2,420 due at December 31, 2004, and the $1,244 profit participation expense that was recorded.

              Please also note that the Wal-Mart purchase has been completed, and all amounts due under the agreement received.

4. In response to this comment, the Company relies, on the following basis in GAAP, specifically applying Statement of Financial Concepts No.6, which defines revenues and liabilities as follows:

         "Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services or other activities that constitute the entity's ongoing major or central operations."

         Since the advances did not require the delivery of any goods, services or other activities that constitute our ongoing major or central operations, the Company does not believe that recognizing the advances as revenue is appropriate.

         "Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events."

         Since the participation advances agreements obligate the Company to transfer future assets (cash) arising from future product sales in return for the past advances, the Company believes recognition of the advances as a liability is appropriate.

         The scope of SOP 97-1, accounting by Participating Mortgage Loan Borrowers, "establishes the borrowers accounting for a participating mortgage loan if the lender is entitled to participate in appreciation in the market value of the mortgaged real estate project, the results of operations of the mortgaged real estate project or both."

         Since the Company has no mortgages, real estate, or real estate projects it does not believe its participation agreements are within the scope of SOP 97-1. Because these agreements do not represent a contractual duty to pay money on a fixed or determinable date, the Company also believes APB opinion 21, interest or receivables or payables is also not applicable.

         These agreements represent speculative advances by friends of the Company. If the Company is successful, the advances will be repaid with substantial returns. If the Company is not successful, there may be little or no return, and the advances themselves may not be repaid. These advances have no stated interest, an infinite life, the Company has no sales history to estimate a life and it has no ability to borrow money in the commercial market place. Therefore, there is no reasonable basis for determining a net present value of these agreements.

         Since the Company believes it will be successful and will be obligated to repay the advances, it has recorded them as a liability. The repayment of this liability and any returns is dependent upon product sales. Because the Company has product sales and becomes legally obligated under the agreements, it is recording a liability and an expense. The resulting expense is reduced by an amortization of the initial advance. If the full return under the agreements becomes payable, this accounting will result in recognition of a $636,000 liability and a $533,000 expense in the periods in which the Company becomes obligated under the agreements. The Company believes this accounting is reasonable and fairly presents its obligations under the agreements.

         Since these agreements are not typical interest bearing debt instruments, but rather high-return speculative advances, a profit participation expense rather than interest has been recorded and detailed in a footnote. This separate line item treatment and disclosure is meant to better inform the reader of the actual costs of these agreements.

5. Borrowings from Mr. Lundqvist's private marketing company--As noted, the Company has partially financed its operations through borrowings from Mr. Lundqvist's private marketing company. The interest rates on these borrowings were determined solely with reference to the interest rate at which the funds were borrowed from third parties. Specifically, the Company was charged the exact same interest rate that Mr. Lundqvist's marketing company was charged to borrow the funds from third parties. All of the funds provided by the marketing company were related to credit card borrowings or lines of credit and, as a result, the Company was charged the same interest rate charged by the lender.

Profit Sharing Agreements--In order to continue to pay its operating and business development expenses, the Company's management believed it in the best interests of the Company and its shareholders to enter into the profit sharing agreements. The agreements were necessary in that it became clear to the Company's management that it was no longer possible or feasible for Mr. Lundqvist's marketing company to borrow from third parties for the benefit of the Company. It also became clear that it was becoming increasingly difficult to locate investors willing to invest on a straight equity basis or, for that matter, on any basis more favorable to the Company.

Hopefully, this response letter and the amendments to the above referenced filings adequately address the issues raised in your comment letter dated December 6, 2005. Attached hereto is the Company's acknowledgment, as requested. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at 949.250.8655.

Your assistance in this matter is greatly appreciated. Thank you.



Sincerely,

/s/ ABRAMS GARFINKEL MARGOLIS BERGSON, LLP
ABRAMS GARFINKEL MARGOLIS BERGSON, LLP


By:      Deron M. Colby

Enclosures

                       Aviation Upgrade Technologies, Inc.
                        Profit Participation Computation


                                              $        September       October       November       December            Total
                                       Invested             2004          2004           2004           2004             2004

                # of 4-packs sold                          9,618           750            461            172           11,001
Agreement 1     A-1                    6,000.00           115.42          9.00           5.53           2.06           132.01
Agreement 2     Asphalt               12,000.00           230.83         18.00          11.06           4.13           264.02
Agreement 3     Goldsmith             16,000.00           307.78         24.00          14.75           5.50           352.03
Agreement 4     Consolidated          16,000.00           307.78         24.00          14.75           5.50           352.03
                                                ------------------------------------------------------------------------------
                   Group total                            961.80         75.00          46.10          17.20         1,100.10
                Amortize 50%                              480.90         37.50          23.05           8.60           550.05




Agreement 5     Hyde                  20,000.00           961.80         75.00          46.10          17.20         1,100.10
                Amortize 55.6%                            534.76         41.70          25.63           9.56           611.66




Agreement 6     Albright              33,000.00           192.36         15.00           9.22           3.44           220.02
                Amortize 6.6%                              12.70          0.99           0.61           0.23            14.52



                Total pp payable                        2,115.96        165.00         101.42          37.84         2,420.22
                Total amortization                      1,028.36         80.19          49.29          18.39         1,176.23
                Net pp expense                          1,087.60         84.81          52.13          19.45         1,243.99
Total                                103,000.00